                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          Panacos Pharmaceuticals, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   917920 10 0
                                 (CUSIP Number)

                             Dr. Jeffrey R. Jay, MD
                            Great Point Partners, LLC
                           2 Pickwick Plaza, Suite 450
                               Greenwich, CT 06830

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 30, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                                -----------
CUSIP No. 917920 10 0                                                Page 2 of 8
---------------------                                                -----------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Great Point Partners, LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     Not applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   0
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
BENEFICIALLY       3,972,547
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH       -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   3,972,547
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,972,547

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.42%*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

---------------------                                                -----------
CUSIP No. 917920 10 0                                                Page 3 of 8
---------------------                                                -----------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Biomedical Value Fund, L.P.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     Not applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, U.S.A

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   1,819,797
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
BENEFICIALLY       0
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          1,819,797
    WITH       -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,819,797

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.45%*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

---------------------                                                -----------
CUSIP No. 917920 10 0                                                Page 4 of 8
---------------------                                                -----------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Biomedical Offshore Value Fund, Ltd.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     Not applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       [ ]
     TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,152,750
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,152,750
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,152,750

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.28%*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

---------------------                                                -----------
CUSIP No. 917920 10 0                                                Page 5 of 8
---------------------                                                -----------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Dr. Jeffrey R. Jay, M.D.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     Not applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT       [ ]
     TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    90,625
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,972,547
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           90,625
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,972,547
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,063,172
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.63%*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

* The calculation of the foregoing percentages is based on 39,509,667 shares of Common Stock outstanding as of July 15, 2005, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2005.

CUSIP No. 917920 10 0                                                Page 6 of 8


                               AMENDMENT NO. 4 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
                           GREAT POINT PARTNERS, LLC.

     This Amendment No. 4 amends and supplements Item 5 of the Schedule 13D, dated March 11, 2005 (the "Schedule 13D") filed by Great Point Partners, LLC ("Great Point"), Biomedical Value Fund, L.P. ("BMVF"), Biomedical Offshore Value Fund, Ltd. ("BOVF") and Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as amended by Amendment No. 1 thereto filed on July 13, 2005, Amendment No. 2 thereto filed on July 22, 2005, and Amendment No. 4 filed on August 25, 2005 with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of Panacos Pharmaceuticals, Inc. (formerly V.I. Technologies, Inc.) (the "Issuer").

     Item 5 "Interest in Securities of the Issuer" of the Schedule 13D is hereby amended to add the following information:

     Item 5. Interest in Securities of the Issuer.

     (a) and (b)

     As a result of sales conducted on August 25, 2005 and August 30, 2005, BMVF is now the beneficial owner of 1,819,797 shares of Common Stock, consisting of 432,499 shares of Common Stock and warrants to purchase 1,387,298 shares of Common Stock. Such shares, in the aggregate, represent 4.45% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF disclaims beneficial ownership of any securities owned by BOVF or Dr. Jay.

     As a result of sales conducted on August 25, 2005 and August 30, 2005, BOVF is now the beneficial owner of 2,152,750 shares of Common Stock, consisting of 895,000 shares of Common Stock and warrants to purchase 1,257,750 shares of Common Stock. Such shares, in the aggregate, represent 5.28% of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF disclaims beneficial ownership of any securities owned by BMVF or Dr. Jay.

     Great Point is the investment manager of each of BMVF and BOVF, and by virtue of such status has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Thus, as a result of the August 25, 2005 and August 30, 2005 sales described above, Great Point may now be deemed to be the beneficial owner of 3,792,547 shares of Common Stock, consisting of 1,327,499 shares of Common Stock and warrants to purchase 2,645,048 shares of Common Stock. Such shares, in the aggregate, represent 9.42% of Common Stock outstanding, computed in accordance with Rule 13d-3. Great Point disclaims beneficial ownership of any securities owned by Dr. Jay.

     Dr. Jay beneficially owns 90,625 shares of Common Stock, consisting of 62,500 shares of Common Stock and warrants to purchase 28,125 shares of Common Stock. In addition, Dr. Jay, as senior managing member of Great Point, has shared voting and investment power with respect to securities owned and held by BMVF and BOVF and may be deemed to be the beneficial owner of such securities. Therefore, as a result of the August 25, 2005 and August 30, 2005 sales described above, Dr. Jay may now be deemed to be the beneficial owner of 4,063,172 shares of Common

CUSIP No. 917920 10 0                                                Page 7 of 8


Stock, consisting of an aggregate amount of 1,389,999 shares of Common Stock and warrants to purchase 2,673,173 shares of Common Stock. Such shares, in the aggregate, represent 9.63% of Common Stock outstanding, computed in accordance with Rule 13d-3.

     Notwithstanding the above, Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this Amendment No. 4 to the Schedule 13D shall not be deemed to be an admission that they are the beneficial owners of such securities.

     (c) The table below sets forth information with respect to all sales of Common Stock by each of BMVF and BOVF since the filing of Amendment No. 3 thereto on August 25, 2005. Additional detail regarding such shares is included in Annex A hereto, which is incorporated by reference herein. All of such sales were executed through broker's transactions on NASDAQ.

BMVF:

TRANSACTION DATE   NUMBER OF SHARES   AVERAGE PRICE PER SHARE
----------------   ----------------   -----------------------
August 25, 2005         66,693                $10.2767
August 30, 2005         17,692                $ 9.5770

BOVF:

TRANSACTION DATE   NUMBER OF SHARES   AVERAGE PRICE PER SHARE
----------------   ----------------   -----------------------
August 25, 2005         66,692                $10.2767
August 30, 2005        117,308                $ 9.5770

     Item 7. Materials to be Filed as Exhibits

     Annex D: Details of sales of shares by BMVF and BOVF on August 25, 2005.

     Annex E: Details of sales of shares by BMVF and BOVF on August 30, 2005.

     Exhibit H: Joint Filing Agreement among Great Point, BMVF, BOVF and Dr.
          Jay, dated August 30, 2005.

     Except as expressly amended and supplemented hereby, the text of the
Schedule 13D remains in effect without any further modification.

CUSIP No. 917920 10 0                                                Page 8 of 8


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: August 30, 2005

                                        GREAT POINT PARTNERS, LLC


                                        /s/ Dr. Jeffrey R. Jay, M.D.
                                        ----------------------------------------
                                        By Dr. Jeffrey R. Jay, M.D., as senior
                                           managing member


                                        BIOMEDICAL VALUE FUND, L.P.


                                        /s/ Dr. Jeffrey R. Jay, M.D.
                                        ----------------------------------------
                                        By Great Point Partners, LLC, as
                                           investment manager,

                                        By Dr. Jeffrey R. Jay as senior managing
                                           member


                                        BIOMEDICAL OFFSHORE VALUE FUND, Ltd.


                                        /s/ Dr. Jeffrey R. Jay, M.D.
                                        ----------------------------------------
                                        By Great Point Partners, LLC, as
                                           investment manager,

                                        By Dr. Jeffrey R. Jay, M.D., as senior
                                           managing member


                                        DR. JEFFREY R. JAY, M.D.


                                        /s/ Dr. Jeffrey R. Jay, M.D.
                                        ----------------------------------------

ANNEX D

Details of sale of 66,693 shares of Panacos Pharmaceuticals, Inc. by BMVF on August 25, 2005

Shares   Price Per Share
------   ---------------
366           $10.18
254           $10.19
5,144         $10.20
3,857         $10.21
5,083         $10.22
3,432         $10.23
4,550         $10.24
5,557         $10.25
2,987         $10.26
2,517         $10.27
695           $10.28
2,605         $10.29
9,790         $10.30
1,624         $10.31
1,655         $10.32
5,050         $10.33
1,820         $10.34
4,495         $10.35
4,000         $10.36
950           $10.37
262           $10.38

Details of sale of 66,692 shares of Panacos Pharmaceuticals, Inc. by BOVF on August 25, 2005

Shares   Price Per Share
------   ---------------
366           $10.18
254           $10.19
5,144         $10.20
3,858         $10.21
5,083         $10.22
3,432         $10.23
4,550         $10.24

5,557         $10.25
2,987         $10.26
2,518         $10.27
694           $10.28
2,605         $10.29
9,790         $10.30
1,621         $10.31
1,655         $10.32
5,050         $10.33
1,820         $10.34
4,495         $10.35
4,000         $10.36
950           $10.37
263           $10.38

                                                                        ANNEX E



Details of sale of 17,692 shares of Panacos Pharmaceuticals by BMVF on August 30, 2005

        Shares               Price Per Share
        8                    $9.38
        5,390                $9.50
        590                  $9.52
        995                  $9.54
        773                  $9.55
        1,791                $9.58
        826                  $9.60
        1,189                $9.61
        1,948                $9.62
        512                  $9.63
        1,114                $9.65
        1,311                $9.66
        328                  $9.67
        655                  $9.68
        131                  $9.72
        131                  $9.78

Details of sale of 117,308 shares of Panacos Pharmaceuticals by BOVF on August 30, 2005

        Shares               Price Per Share
        50                   $9.38
        35,741               $9.50
        3,910                $9.52
        6,605                $9.54
        5,127                $9.55
        11,877               $9.58
        5,474                $9.60
        7,886                $9.61
        12,919               $9.62
        3,389                $9.63
        7,386                $9.65
        8,689                $9.66
        2,172                $9.67
        4,345                $9.68
        869                  $9.72
        869                  $9.78